SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

68244P107

(CUSIP Number)

Steven A. Hale II

Manager

Hale Partnership Capital Management, LLC

2924 Archdale Drive

Charlotte, NC 28210

(336) 552-6228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO; IA

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS CLARK – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS SMITH – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS DICKINSON – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on January 24, 2020, as amended by Amendment No. 1 thereto filed with the SEC on February 12, 2020, as amended by Amendment No. 2 thereto filed with the SEC on March 10, 2020, as amended by Amendment No. 3 thereto filed with the SEC on March 19, 2020, as amended by Amendment No. 4 thereto filed with the SEC on April 9, 2020, and as amended by Amendment No. 5 thereto filed with the SEC on July 22, 2020 (the “Schedule 13D” and, as amended by this Amendment No. 6, this “Statement”). Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Following the consummation of the Transactions (as defined below) the Reporting Persons ceased to beneficially own 5% or more of the outstanding Common Stock (as defined below). This Amendment No. 6 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 970 Lake Carillon Dr. Suite 314, Saint Petersburg, FL 33716.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Hale Partnership Capital Management, LLC (“Hale Advisor”)	North Carolina
Hale Partnership Capital Advisors, LLC (“Hale GP”)	North Carolina
Hale Partnership Fund, L.P. (“Hale Fund I”)	Delaware
MGEN II – Hale Fund, L.P. (“Hale Fund II”)	Delaware
Clark – Hale Fund, L.P. (“Hale Fund III”)	Delaware
Smith – Hale Fund, L.P. (“Hale Fund IV”)	Delaware
Dickinson – Hale Fund, L.P. (“Hale Fund V” and, together with Hale Fund I, Hale Fund II, Hale Fund III, and Hale Fund IV, the “Hale Funds”)	Delaware
Steven A. Hale II (“Mr. Hale”)	n/a

The Reporting Persons’ beneficial ownership the Common Stock reported herein consisted of (i) shares of Common Stock held directly by the Hale Funds and (ii) shares of Common Stock held in a discretionary separately managed account (the “Managed Account”) for which Hale Advisor serves as investment manager.

(b) The principal business and principal office address for each of the Reporting Persons is 2924 Archdale Drive, Charlotte, North Carolina, 28210.

(c) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Hale Advisor	Investment manager of the Hale Funds
Hale GP	General partner of the Hale Funds
Hale Fund I	Investment Fund
Hale Fund II	Investment Fund
Hale Fund III	Investment Fund
Hale Fund IV	Investment Fund
Hale Fund V	Investment Fund
Mr. Hale	Manager of Hale Advisor and Hale GP

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hale is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of the Common Stock held directly by the Hale Funds were made by or on behalf of the Hale Funds using the investment capital of the Hale Funds. The aggregate purchase price of the Common Stock held directly by the Hale Funds prior to the Transactions was approximately $3,486,142.57 (excluding brokerage commissions and transaction costs).

The 429,628 shares of Common Stock held in the Managed Account prior to the Transactions were purchased using the funds of the investor in the Managed Account for which Hale Advisor serves as investment manager. The aggregate purchase price of the Common Stock held in the Managed Account was approximately $2,125,286.69 (excluding brokerage commissions and transaction costs).

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to an investment in the Company as they deem appropriate, subject to the provisions of the Purchase Agreement (as defined below), including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, and subject to the provisions of the Purchase Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

Subject to the provisions of the Purchase Agreement, the Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Company’s business, operations, board appointments, governance, management, capitalization, strategic plans, or propose or engage in one or more other actions set forth herein.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of 17 CFR § 240.13d-101. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) After the consummation of the Transactions, the Reporting Persons do not beneficially own any shares of Common Stock.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D with the SEC on July 22, 2020 and prior to the Transactions. Each of these transactions was effected through the open market by (i) Hale Advisor, as investment manager for the Managed Account or (ii) the respective Hale Fund listed in the table below.

Reporting Person	Transaction Date	Number of Shares Acquired	Price per Share (excluding brokerage commissions and transaction costs)
Hale Fund V	July 22, 2020	100	$4.46
Hale Fund V	July 22, 2020	7,300	$4.50
Hale Fund V	July 22, 2020	4,600	$4.52
Hale Fund V	August 4, 2020	806	$4.50

On September 15, 2020, the Reporting Persons and the Company entered into that certain Share Repurchase and Cooperation Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to purchase from the Reporting Person all of the shares of Common Stock held by the Reporting Person (the “Transactions”) in exchange for $2,752,617 in cash and 330,231 shares of the common stock of FedNat Holding Company (the “FedNat Stock”). The amount of cash consideration and the number of shares of FedNat Stock allocable to each Reporting Person is set forth on Exhibit A to the Purchase Agreement, which is incorporated into this Item 5 by reference.

(d) None.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on September 15, 2020 following the consummation of the Transactions.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Purchase Agreement contains customary standstill provisions that, among other things, prohibit the Reporting Persons from acquiring ownership of any securities of the Company, influencing any vote of the stockholders of the Company, taking actions to change or influence the management or Board of Directors of the Company, and exercising certain stockholder rights for a period of five years commencing on the date of the Purchase Agreement (the “Standstill Period”). The Company and the Reporting Persons further agree they will not disparage each other and that they will not initiate any lawsuit, claim, or proceeding with respect to any claims against the Company or any of the Reporting Persons, as applicable, based on facts known as of the date of the Purchase Agreement in each case applicable during the Standstill Period, and to a mutual release of claims. The description of the Purchase Agreement contained in this Statement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and are incorporated herein by reference.

Hale Advisor serves as investment manager with respect to the Managed Account, in return for which Hale Advisor is paid (i) a management fee based on the value of the assets in the Managed Account and (ii) incentive-based fees based on the performance of the assets in the Managed Account over performance periods of five years. Hale Advisor can vote all proxies in accordance with the best interests of the Managed Account, as determined by Hale Advisor in its reasonable discretion, unless otherwise requested by the investor in the Managed Account.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Share Repurchase and Cooperation Agreement, dated September 15, 2020, by and among the Company and the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 17, 2020

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

CLARK – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

SMITH – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

DICKINSON – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II